UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

People Support, Inc.

(Name of Issuer)

Common Stock, 0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

712714302

(CUSIP Number)

GEORGE LAU, c/o GALLEON, 590 MADISON AVENUE, 34th FLOOR, NY, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SEPTEMBER 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,468,162

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,468,162

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,468,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 14.70%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Technology Offshore, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,565,369

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,565,369

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,369

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.63%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Special Opportunities Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 9.17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,780,548

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,780,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,780,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 24.50%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 amends and supplements the Schedule 13D filed on August 9, 2007, as amended and restated on August 21, 2007 and August 22, 2007 (the “August 22 Filing”).  Information reported in the August 22 Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3.  Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the August 22 Filing.

Item 1.	Security and Issuer

Item 1 of the August 22 Filing entitled “Security and Issuer” is hereby amended and restated in its entirety to read as follows:

This Statement on Schedule 13D relates to shares (the “Shares”) of the common stock, par value $0.001 per share (“Common Stock”) of PeopleSupport, Inc., a Delaware corporation (the “Issuer”), acquired by private investment funds (collectively, the “Funds”) managed by Galleon Management, L.P., Galleon International Management, LLC, and Galleon Special Opportunities Management, LLC (collectively, “Galleon”). One of the funds, Galleon Technology Offshore, Ltd., a private investment fund that is managed by Galleon Management, L.P., is the holder of 6.63% of the outstanding Common Stock. Another of the funds, Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company, a private investment fund that is managed by Galleon Special Opportunities Management, LLC, is the holder of 9.17% of the outstanding Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the August 22 Filing entitled “Source and Amount of Funds or Other Consideration” is hereby amended and restated in its entirety to read as follows:

The Funds (including Galleon Technology Offshore, Ltd. and Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company) expended an aggregate of approximately $70,941,191 in order to purchase the 5,780,548 shares of Common Stock held by them, Galleon Technology Offshore, Ltd. expended an aggregate of approximately $18,513,012 in order to purchase the 1,565,369 shares of Common Stock held by it and Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company expended an aggregated of approximately $26,524,442 to purchase the 2,162,386 shares of Common Stock held by it.  The Funds purchased the Common Stock with their own working capital, which may, at any time, include margin loans made by brokerage firms in the ordinary course of business.

The Reporting Persons effect purchases of securities primarily through margin accounts maintained for them with Bank of America, Lehman Brothers, Bear Stearns, Morgan Stanley, Deutsche Bank, and UBS Securities (the “Prime Brokers”), which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the Prime Brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D entitled "Purpose of Transaction" is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the Shares in the ordinary course of business for investment because they believe the Common Stock represents an attractive investment opportunity based on the Issuer’s assets and business prospects.  The Reporting Persons are engaged in the investment business and review their holdings on an ongoing basis.  As a result of such review, the Reporting Persons may make additional purchases of Common Stock or may sell any or all of the Shares beneficially owned by them at any time.

In furtherance of their ongoing review of their investment in the Common Stock, the Reporting Persons have had a series of discussions with members of the Issuer’s management to discuss the business, strategy, plans and prospects of the Issuer.  Among other things, the Reporting Persons have discussed with the Issuer’s management the Reporting Persons’ opposition to the decision by the Board of Directors of the Issuer to adopt a Stockholders Rights Plan (a “poison pill”) on August 28, 2007, which effectively prohibits the Reporting Persons from acquiring additional shares of Common Stock.  As of today, the Issuer’s management has disregarded the Reporting Persons’ request that the Stockholders Rights Plan be eliminated.

From time to time, one or more of the Reporting Persons may hold additional discussions with the Issuer’s management and other representatives of the Issuer, as well as discussions with third parties in which the Reporting Person may discuss, suggest or take a position with respect to potential changes in the operations or management of the Issuer (including, without limitation, as they relate to the Issuer's Stockholders Rights Plan) or strategic alternatives, including, but not limited to a sale of all or a portion of the Issuer, a strategic partnership of the Issuer with another person or entity, or a recapitalization of the Issuer.  Such discussions, suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D entitled “Interest in Securities of the Issuer” is hereby amended and restated in its entirety to read as follows:

(a)-(b) As of the date of this filing, Galleon Management, L.P., Galleon International Management, LLC, and Galleon Special Opportunities Management, LLC are the indirect beneficial owners of and aggregate of 5,780,548 Shares, which constitutes 24.50% ownership of the 23,593,840 shares of Common Stock (the “Reported Number”) reported by the Issuer as outstanding as of August 8, 2007. Galleon Management, L.P. indirectly beneficially owns 3,468,162 Shares (or 14.7% of the Common Stock), Galleon International Management, L.P. indirectly beneficially owns 150,000 Shares (or less than 1% of the Common Stock), and Galleon Special Opportunities Management, LLC indirectly beneficially owns 2,162,386 Shares (or 9.17% of the Common Stock). In addition, 62.35% of the Shares beneficially owned by Galleon Management, L.P. (or 6.63% of the Common Stock) are held directly by Galleon Technology Offshore, Ltd. In addition, 100% of the Shares beneficially owned by Galleon Special Opportunities Management, LLC (or 9.17% of the Common Stock) are held directly by Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company. Each of Galleon Management, L.P., Galleon International Management, L.P., and Galleon Special Opportunities Management, LLC shares voting and dispositive power of the Shares beneficially owned by it with the Fund that directly holds such Shares and with Mr. Rajaratnam. By virtue of the capacities in which Mr. Rajaratnam functions as described in Item 2, above, he may be considered to indirectly beneficially own all Shares beneficially owned by Galleon Management, L.P., Galleon International Management, LLC, Galleon Special Opportunities Management, LLC, Galleon Technology Offshore, Ltd., and the other Funds.

All percentages of the Common Stock outstanding reported in this Schedule 13D are based on the Reported Number.

(c)  Set forth in Exhibit A hereto are the transactions in the Shares  during the past sixty days by Galleon Management, L.P., Galleon International Management, LLC, Galleon Special Opportunities Management, LLC, and Galleon Technology Offshore, Ltd.

(d)  Not applicable.

(e)  Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibits A and C of the August 22 Filing are amended and restated in its entirety as set forth in the Exhibits attached to this Amendment No. 3.

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:	September 25, 2007	Galleon Management, L.P.

		By:	Raj Rajaratnam*

		Title:	Managing Member of General Partner, Galleon Management, LLC

Date:	September 25, 2007	Gallon International Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	September 25, 2007	Galleon Special Opportunities Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	September 25, 2007	Galleon Technology Offshore, Ltd.

		By:	Raj Rajaratnam*

		Title:	Director

Date:	September 25, 2007	Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company

		By:	Raj Rajaratnam*

		Title:	Director

Date:	September 25, 2007	Raj Rajaratnam

		By:	Raj Rajaratnam*

		Title:	Self

/s/ George K. Lau
* By George K. Lau, attorney-in-fact

EXHIBIT INDEX

A.	Trading Information as required by Item 5(c)

C.	Additional Information Required by General Instruction C